June 12, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brad Skinner, Accounting Branch Chief

Re:  Unisys Corporation
         Form 10-K for Fiscal Year Ended December 31, 2005
         Form 10-Q for the Period Ended March 31, 2006
         Form 8-K Filed April 18, 2006
         File No. 001-08729

Dear Mr. Skinner:

On behalf of Unisys Corporation (the "Company"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filings set forth in the letter dated May 26, 2006. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

Form 10-K for the Year Ended December 31, 2005

Exhibit 13, Portions of Annual Report for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 12

Comment 1
---------
We note you recorded a $1.6 billion adjustment to your deferred tax valuation allowance in the third quarter ended September 30, 2005. Your disclosures previously indicated that you considered your ability to generate future taxable income (predominantly in the U.S.) in assessing the realizability of the net deferred tax assets. Your current disclosures indicate that you considered your historical pretax losses recognized both in fiscal 2004 and in the first nine months of 2005 as well as the expected short term negative impact on operations as a result of your planned business restructurings in 2006. SFAS 109 requires that all available evidence both positive and negative should be considered to determine whether a valuation allowance is needed. Further, it states that the historical information should be supplemented by all currently available information about future years. We note the following forward looking statements which you have made and disclosed in within the Form 10-K:

* Your restructuring actions to be conducted in 2006 are expected to yield approximately $250 million of annualized cost savings on a run-rate basis by the end of 2007;

* In January 2006, you restructured an agreement with your equity partners in your iPSL joint venture whereby you expect an increase in your revenues of $150 million over the 2006 to 2010 timeframe and;

* The Company believes that the actions being taken by management, including the two listed above, will enable the Company in the coming years to accelerate revenue growth and significantly expand its margins and profitability.

Based on the current disclosures it is unclear to us why the company recorded the valuation allowance during the 3rd quarter ended September 30, 2005 after considering the guidance in paragraphs 20-25 of SFAS 109. Provide us with specific evidence which addresses the following:

* Consideration given to the planned restructuring activities to be entered into in fiscal 2006 and the related impact these activities are expected to have on both domestic and international operations;

* Address whether the company had a change in their interpretation of SFAS 109 when they reconsidered their previous position of focusing on domestic operations to generate future taxable income to one where you focused on historical operating results;

* Address the timing of the recording of the valuation allowance;

* Address how your planned restructuring of your business model and planned divestiture of non-core assets (i.e. undefined) impacted your decision to record the valuation allowance.

Response to Comment 1
---------------------
For the third quarter of 2005, the Company reported a pretax loss of $80 million and, based on updated estimates, disclosed that it expected to report a full-year 2005 pretax loss of approximately $200 million. Prior to the third quarter of 2005, the Company had forecasted pretax earnings for the full year of 2005. As a result of the significant deterioration in the Company's 2005 results, during the accounting close for the third quarter of 2005, management initiated a recovery plan that included future reductions in its work force, which were to be funded by divestitures of non-core assets and businesses.

Consistent with the Company's stated accounting policy, during the normal quarterly close process, the Company evaluated the realizability of its deferred tax assets by considering its loss in 2004, its updated view of 2005 results and the likely loss in 2006 due to the negative impact of restructuring charges. The Company considered all evidence that was available - both positive and negative - to determine if it was more likely than not that the deferred tax asset would be realized. The Company specifically considered paragraph 23 of SFAS 109, which states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." Furthermore, the Company also considered paragraph 103 of SFAS 109 which states the following:

     The Board believes that the more likely than not criterion required by this Statement is capable of appropriately dealing with all forms of negative evidence, including cumulative losses in recent years. That criterion requires positive evidence of sufficient quality and quantity to counteract negative evidence in order to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

The Company considered all available evidence during the evaluation of its deferred tax assets. Due to the inherent uncertainty of the timing and results of the restructuring activities, the continued volatility of the technology industry, and the likelihood of continued near-term losses, the positive evidence from the restructuring activities could not outweigh the significant negative evidence of the recent cumulative losses. Furthermore, during the accounting close for the third quarter of 2005, the Company initiated its review of possible sales and divestitures of non core assets. The ultimate outcome of these sales and divestitures were uncertain due in part to the fact that the Company was still identifying the non core assets to be sold and the success of the sales and divestitures was dependent on finding buyers willing to purchase the non core assets on terms mutually satisfactory to both parties. As a result, these actions were not given significant weight in the Company's analysis.

The Company did consider the impact of its restructured agreement with the equity partners of iPSL, its UK check processing joint venture, in evaluating the realizability of the deferred tax assets, and after considering the restructured iPSL agreement, along with all other available positive and negative evidence, concluded that it was more likely than not that its UK deferred tax assets would be realized and therefore no increase in the valuation allowance for UK deferred tax assets was necessary.

Finally, the Company confirms that it did not change its interpretation of SFAS 109 during its evaluation of the valuation allowance for deferred taxes during the third quarter of 2005.


Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 33

Comment 2
---------
We note your disclosure that revenue for post-contract software support arrangements is recorded at inception for contracts of one year or less. Describe how such arrangements comply with paragraph 59 of SOP 97-2. As part of your response, provide us with objective evidence of the Company's compliance with criteria c. and d. of paragraph 59 which indicate that in order to recognize PCS revenue with the initial licensing fee, the estimated cost of providing PCS during the arrangement is insignificant and unspecified upgrades/enhancements offered during the PCS period have been and are expected to be both minimal and infrequent. Also, tell us specifically what is included in these post-contract software support arrangements and whether they are renewable.

Response to Comment 2
---------------------
SOP 97-2 paragraph 59 states the following:

     PCS revenue may be recognized together with the initial licensing fee on delivery of the software if all of the following conditions are met.

       (a) The PCS fee is included with the initial licensing fee.
       (b) The PCS included with the initial license is for one year or less.
       (c) The estimated cost of providing PCS during the arrangement is insignificant.
       (d) Unspecified upgrades/enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent.

     If PCS revenue is recognized upon delivery of the software, the vendor must accrue all estimated costs of providing the services, including upgrades/enhancements. Upgrades/enhancements are not developed solely for distribution to PCS customers; revenues are expected to be earned from providing the enhancements to other customers as well. Therefore, costs should be allocated between PCS arrangements and other licenses.

The Company has concluded that its revenue recognition policy for PCS fees, included with the initial licensing fee, and for a term of one year or less, complies with paragraph 59 of SOP 97-2.

The Company's principal software product is its operating system software used in its ClearPath high end servers/mainframes. The operating system software has been licensed to clients for over 30 years, principally to support clients with high-volume, mission-critical applications. The Company's principal PCS offering that is included with the initial operating system software licensing fee is select operating system software updates. This PCS may be renewed annually.

Updates that are provided to customers as part of PCS do not result in a change of the base software style and do not include upgrades that increase the processing speed, or user capacity of the existing operating system software. As further described below, the updates provided under these PCS arrangements are minor improvements to the operating system software that the Company believes do not meet the SOP 97-2 definition of upgrades or enhancements.

The Company monitors the costs associated with these operating system software updates and has concluded that the cost of providing the updates during the year is insignificant and is expected to continue to be minimal. The basis for the Company's conclusion is as follows:

* During 2005, the estimated costs associated with such software updates was approximately $1 million and revenue associated with updates recognized together with the initial licensing was approximately $2 million, which represented approximately .03% of 2005 revenue. Such amounts are immaterial to the Company's consolidated financial statements.

* During the past several years such software updates have included items such as operating system software performance monitoring reports, system administrator management tools and plug-ins to assist in third-party application software management.

* Such updates have not included, nor are they expected to include in the future, upgrades to the operating system software that result in increased processing speed or user capacity.

* During the past several years, such software updates have generally been provided no more frequently than on an annual basis and the Company does not expect to offer such updates more frequently in the future.

* As noted above, the Company has licensed its operating system software for over 30 years. Substantially all of the Company's ClearPath server/mainframe installed base have been users of the product for many years and the customers desire a stable operating environment to continue to support their mission critical applications. As a result of the maturity of the operating system software and the long-term relationships with the users, the Company has concluded that software updates will continue to be minimal and infrequent.

The Company does develop and periodically release upgrades and enhancements to the ClearPath operating system software. These releases are not provided to existing licensees as part of PCS. Rather, the Company separately markets and charges additional fees to licensees who wish to receive such upgrades to the software.


Form 8-K Filed April 18, 2006

Exhibit 99

Comment 3
----------
Your non-GAAP presentation within the press release does not appear consistent with our guidance and requirements on such presentation. We note the following inconsistencies:

* We note your presentation of a non-GAAP statement of operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles and that such presentation may not comply with Item 100 (b) of Regulation G. Please explain to us your basis for this presentation and explain how you believe it complies with Item 100 (b) of Regulation G.

* Your non-GAAP statement of operations excludes pension expense and identifies numerous non-GAAP measures including, but not limited to, non-GAAP cost of revenue, non-GAAP operating loss, various non-GAAP operating expense items and non-GAAP income (loss) before income taxes. It appears that your presentation lacks any substantive disclosure that addresses the various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, the disclosure does not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please explain to us how your current disclosure meets these requirements.

* Similar considerations should be given to your reconciliation of GAAP to non-GAAP segment results of operations as this reconciliation includes numerous non-GAAP measures as well including, non-GAAP gross profit in both dollar terms and as a percentage of revenues.

Response to Comment 3
---------------------
In Exhibit 99 of the Company's Form 8-K filed on April 18, 2006, in addition to providing a numerical reconciliation to the most directly comparable measurement calculated using GAAP to non-GAAP financial information, the Company makes the following statement concerning non-GAAP information:

     The preceding release presents information with and without pension expense. Unisys believes that this information will enhance an overall understanding of its financial performance due to the significant change in pension expense from period to period and the non-operational nature of pension expense. The presentation of non-GAAP information is not meant to be considered in isolation or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States.

In recent years, the Company's worldwide defined benefit pension expense has varied significantly from year to year as follows: 2003, income of $22.6 million; 2004, expense of $93.6 million; and 2005, expense of $181.1 million. These changes had little to do with the Company's performance since, for the most part, the changes were due to forces outside the Company's control such as worldwide equity and bond market performance and the worldwide long-term interest rate environment. As a result, it became more and more difficult for analysts and investors to determine the operational performance of the Company as a whole and the operational performance of the Company's segments. In order to facilitate this analysis, the Company provided this information in its earnings releases.

The Company does not believe that its presentation of this non-GAAP information creates the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles that contain an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial information, in light of the circumstances under which it is presented, not misleading. In addition, the Company did not think it was meaningful to describe the adjustment to each line item in the financial data presented since the adjustment was the same for all line items, namely the removal of defined benefit pension expense or income.

In the Company's Form 10-Q for the period ended March 31, 2006, it was reported that on March 17, 2006 the Company adopted changes to its U.S. defined benefit pension plans whereby effective December 31, 2006 the accrual of future benefits under these plans will cease. Accordingly, the Company does not expect that its future pension expense will be as volatile as it has been in recent years. Therefore in light of this and the questions raised by the Staff, the Company will no longer report non-GAAP financial information excluding pension expense effective with the period ending June 30, 2006. The Company felt it was necessary to report such information for the period ended March 31, 2006 due to the curtailment gain of $45.0 million that was recorded in March 2006 and that had the effect of distorting the period-to-period change in pension expense.

Form 10-Q for the Period Ended March 31, 2006

Notes to Consolidated Financial Statements

Note b, page 6

Comment 4
---------
We note that the Company recorded a charge of $145.9 million on March 31, 2006 in connection with a commitment to reduce your workforce by 3,600 employees. Tell us what consideration you have given to the disclosures required by paragraphs 20 b and d of SFAS 146.

Response to Comment 4
---------------------
In note b of its Form 10-Q for the period ended March 31, 2006, the Company disclosed the following:

       As part of the company's repositioning plan to right size its cost structure, on March 31, 2006, the company committed to a reduction of approximately 3,600 employees. This resulted in a pretax charge in the first quarter of 2006 of $145.9 million, principally related to severance costs. The charge is broken down as follows:
       (a) approximately 1,600 employees in the U.S. for a charge of $50.3 million and (b) approximately 2,000 employees outside the U.S. for a charge of $95.6 million.

Paragraph 20 b. (1) of SFAS 146 requires disclosure for each major type of cost associated with the activity, for example, one-time termination benefits, contract termination costs, and other associated costs. The charge for $145.9 million recorded in March 2006 was for employee severance and related fringe benefits. The charge did not include contract termination or other associated costs.

In addition, paragraph 20 b. (2) of SFAS 146 requires a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reasons therefor. During the first quarter of 2006, there was no usage or other activity to report since the charge was recorded on March 31, 2006. In future filings, the Company intends to disclose, as it has done for prior restructuring charges, the information required by paragraph 20 b. (2).

Paragraph 20 d. of SFAS 146 requires certain information about the cost and usage to be disclosed by reportable segment. It has been the Company's long-standing policy to exclude restructuring charges from segment performance.
This policy is stated in the Company's Form 10-Q for the period ended March 31, 2006 in both note f and in Management's Discussion and Analysis of Financial Condition and Results of Operations as follows:

       The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage. Therefore, the segment comparisons below exclude the cost reduction items mentioned above.


                                    *   *   *   *


In addition, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comments.


Very truly yours,

UNISYS CORPORATION



Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer

cc:	David Edgar
	Mark Thomas